NTS MORTGAGE INCOME FUND

7103 SOUTH REVERE PARKWAY   ENGLEWOOD, COLORADO 80112

May 15, 2003

DEAR STOCKHOLDER:

We invite you to attend the 2003 Annual Meeting of Stockholders of NTS Mortgage Income Fund ("Fund") to be held at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553 on June 16, 2003 at 11:00 a.m.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Fund. Directors and Officers of the Fund will be present to respond to any questions you may have.

Your vote is important, regardless of the number of shares you own. **ON BEHALF OF THE BOARD OF DIRECTORS, WE URGE YOU TO COMPLETE BOTH SIDES, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE, EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING.** This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend.

Sincerely,

/s/ J.D. Nichols

J.D. Nichols
Chairman of the Board

NTS MORTGAGE INCOME FUND

7103 South Revere Parkway
Englewood, Colorado 80112

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 16, 2003

To the Stockholders of NTS Mortgage Income Fund:

The Annual Meeting of Stockholders (the "Meeting") of NTS Mortgage Income Fund, a Delaware corporation (the "Fund"), will be convened on Monday, June 16, 2003, at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553 at 11:00 a.m. Eastern Time (the "Meeting Date") pursuant to this notice. All Stockholders are entitled to attend the Meeting if they so elect. The Fund will solicit proxies, pursuant to the enclosed Proxy Statement, for use at the Meeting on the Meeting Date. The Fund expects that a quorum will be present on the Meeting Date and that the matters to be considered by the Stockholders at the Meeting will be acted upon then. The Annual Meeting of Stockholders will be held for the following purposes:

1. To amend the Fund's By-Laws to provide that the number of Independent Directors shall not exceed the number of Affiliated Directors by more than two.

2. To elect six Directors to hold office until the next Annual Meeting of Stockholders or until their successors are elected and qualified;

3. To ratify the appointment of Ernst & Young LLP as independent auditors for the Fund for 2003; and

4. To transact such other business as may properly come before the Meeting, or any adjournment thereof.

The Board of Directors has fixed the close of business on May 1, 2003, as the record date for the determination of Stockholders entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting in person, please complete both sides, sign, date and return the enclosed proxy card. Thank you very much.

> /s/ Neil A. Mitchell
> NEIL A. MITCHELL
> Secretary and Treasurer

The Fund's 2002 Annual Report is being mailed to Stockholders concurrently.

NTS MORTGAGE INCOME FUND

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by and on behalf of the Board of Directors of NTS Mortgage Income Fund (the "Fund") of proxies to be voted at the next Annual Meeting of Stockholders (the "Meeting") when it is convened on Monday, June 16, 2003, at 11:00 a.m. Eastern Time (the "Meeting Date"), or any subsequent adjournment thereof, at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553.

THE PROXIES SOLICITED BY THE FUND PURSUANT TO THIS PROXY STATEMENT ARE SOLICITED FOR USE AT THE MEETING WHEN CONVENED ON THE MEETING DATE AND ANY SUBSEQUENT ADJOURNMENTS AND MAY NOT BE USED FOR ANY PURPOSE, INCLUDING THE DETERMINATION OF WHETHER A QUORUM IS PRESENT, PRIOR TO THE MEETING DATE. THEREFORE, IT IS ANTICIPATED THAT THE BUSINESS OF THE FUND TO BE CONSIDERED AT THE MEETING, WITH RESPECT TO WHICH PROXIES ARE SOLICITED PURSUANT TO THIS PROXY STATEMENT, WILL BE ADDRESSED ON THE MEETING DATE.

The by-laws of the Fund (the "By-Laws") require that the Annual Meeting of Stockholders of the Fund for any year be held not less than thirty (30) days after delivery of the Annual Report, but within six (6) months after the end of each fiscal year unless extended due to the inability to hold the meeting within such time, in which case it shall be held as soon as practicable thereafter. Therefore, the 2003 Annual Meeting of Stockholders of the Fund will be convened on June 16, 2003 (the "Meeting Date").

The solicitation of proxies will be by mail and the cost will be borne directly by the Fund. Upon request, the Fund will reimburse banks, brokers, nominees and related fiduciaries for reasonable expenses incurred by them in sending annual reports and proxy materials to beneficial owners of shares to the extent required by Rule 14a-13(a-b) under the Securities Exchange Act of 1934, as amended.

Shares of common stock of the Fund (the "Shares") represented by properly executed proxies received by the Board of Directors prior to the Meeting Date will be voted at the Meeting on the Meeting Date. Shares not represented by properly executed proxies will not be voted. Where a Stockholder specifies in a proxy a choice with respect to any matter to be acted upon, the Shares represented by such proxy will be voted as specified. Where a Stockholder does not specify a choice, in an otherwise properly executed proxy, with respect to any proposal referred to therein, the Shares represented by such proxy will be voted with respect to such proposal in accordance with the recommendations of the Board of Directors described herein. A Stockholder who signs and returns a proxy in the accompanying form may revoke it by: (i) giving written notice of revocation to the Secretary of the Fund before the proxy is voted at the

Meeting on the Meeting Date; (ii) executing and delivering a later-dated proxy; or (iii) attending the Meeting on the Meeting Date and voting his or her Shares in person.

The close of business on May 1, 2003 has been fixed as the record date for the determination of Stockholders entitled to notice of, and to vote at, the Meeting. On such date, the Fund had outstanding approximately 3,187,000 shares, each of which entitles the holder thereof to one vote at the Meeting. Stockholders of record as of the record date will be entitled to vote at the Meeting or any adjournments thereof. A quorum, consisting of the holders of at least a majority of the issued and outstanding Shares eligible to vote, must be present, in person or by proxy, at the Meeting for valid Stockholder action to be taken.

The mailing address of the principal executive offices of the Fund is 10172 Linn Station Road, Louisville, Kentucky 40223. This proxy statement and the related proxy card are being mailed to Stockholders on or about May 15, 2003.

MATTERS TO BE CONSIDERED BY STOCKHOLDERS

Amendment to By-Laws

The first proposal on which Stockholders are asked to vote at the Annual Meeting is to amend Section 4.1 of the By-Laws to permit the number of Independent Directors to exceed the number of Affiliated Directors by no more than two (2), from the present limitation that the number of Independent Directors cannot exceed the number of Affiliated Directors by more than one (1). Provided that Stockholders agree to amend the By-Laws in accordance with the Company's proposal, all six nominees will be eligible for election at the meeting. If Stockholders do not agree to amend the By-Laws, then only five (5) Directors will be eligible for election at the meeting, and Mr. Robert A. Guimbarda's name will be removed from the slate of Director nominees to be voted upon by Stockholders.

At the present time, Section 4.1 of the By-Laws provides that the Fund shall have not less than three nor more than nine Directors, the exact number of which shall be set by resolution of the Board of Directors, and at least a majority of whom shall at all times be Independent Directors, and further provides that the number of Independent Directors at any time shall not exceed the number of Affiliated Directors by more than one. The increase in the number of Independent Directors will allow the Board of Directors to add a director who, in the Board's judgment, satisfies the definition of "audit committee financial expert" under SEC regulations adopted under the Sarbanes-Oxley Act of 2002, while retaining each of the current Directors. The Board of Directors anticipates designating a director as a financial expert before the proxy statement for the Fund's 2004 annual meeting. The Board of Directors desires to increase the number of Directors on the Board of Directors to six, with four being Independent Directors and two being Affiliated Directors.

The By-Laws permit the increase in the number of Directors to six, as determined by resolution of the Board of Directors, but the By-Laws are proposed to be amended to permit the number of Independent Directors to exceed the number of Affiliated Directors by no more than two, so as to accommodate the contemplated increase in the number of Independent Directors on the Board. If the amendment to the By-Laws is approved by the Stockholders, then Mr. Guimbarda, who would be considered an Independent Director, will be included in the slate of director nominees to be voted upon by Stockholders. The number of Affiliated Directors would remain at two.

The proposed amendment to the By-Laws is as follows:

"Section 4.1 of the By-Laws is hereby amended to provide that the number of Independent Directors at any time shall not exceed the number of Affiliated Directors by more than two."

RECOMMENDATION OF THE BOARD: The foregoing amendment to the By-Laws will be presented for consideration by the Stockholders at the Annual Meeting of Stockholders and the Board of Directors recommends that the amendment to the By-Laws be approved.

Assuming a quorum is present, the affirmative vote of a majority of the votes cast by Stockholders eligible to vote at the meeting and present in person or by proxy is required to approve the amendment to the By-Laws as set forth above.

Election of Directors

Six members of the Board of Directors ("Directors") will be elected at the Meeting, each to serve until the next Annual Meeting of Stockholders or otherwise as provided by the By-Laws and until their respective successors are elected and qualified. The Fund presently has a Board of Directors comprised of five persons; however, the Board believes that it is in the best interests of the Stockholders to increase the number of Independent Directors from three (3) to four (4). Presently, the By-Laws state three (3) Independent Directors must be unaffiliated with NTS Corporation, the sponsor of the Fund ("NTS" or the "Sponsor") and NTS Advisory Corporation (the "Advisor"), while the remaining Directors can be, and are, affiliated with the Advisor (the "Affiliated Directors").

Unless instructions to the contrary are given, the persons named as proxy voters in the accompanying proxy, or their substitutes, will vote for the following nominees for Director with respect to all proxies received by the Fund. If any nominee should become unavailable for any reason, it is intended that votes will be cast for a substitute nominee designated by the remaining Independent Directors, with respect to the Independent Directors, and by the remaining Affiliated Director, with respect to the Affiliated Directors. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected.

The By-Laws provide that an Independent Director may not, directly or indirectly (including through a member of his immediate family), own any interest in, be employed by, have any present material business or professional relationship with, or serve as a director or trustee of, more than two real estate investment trusts ("REITs") organized by the Advisor or its Affiliates. Additionally, an Independent Director may not perform other services for the Fund, except as a Director. The By-Laws provide that the Independent Directors, or a committee thereof, shall nominate persons to be elected as

Independent Directors.   The names of the nominees for Independent Director and certain information regarding them, including their principal occupation for the past five years, are as follows:

Name	Age	Principal Occupation(s) During Past 5 Years	Year First Elected a Director
Robert M. Day	51	Mr. Day is President of EdwardsDay Incorporated, a private real estate investment firm, which is the successor to Lambert Smith & Hampton, in Atlanta, Georgia. Mr. Day received a Bachelor of Business Administration degree from Georgia State University and holds an MAI designation from the Appraisal Institute. Mr. Day is a member of the Atlanta Board of Realtors and the Urban Land Institute.	1999
Gerald B. Thomas	64	Mr. Thomas has 26 years experience in Commercial Real Estate lending. Formerly a Senior Vice President with Mid-America Bank of Louisville, Mr. Thomas joined Citizens Bank of Kentucky in February 1996 as Vice President, with responsibility of developing real estate portfolios for four Kentucky affiliate banks of CNB Bancshares, Inc., Evansville, Indiana. Mr. Thomas has attended Eastern Kentucky University, National School of Real Estate Finance (Ohio State University) and National Institute of Real Estate Appraisers (University of Louisville). He is a former board member of Big Brothers/Big Sisters, Louisville, Kentucky and Co-chairman of the Programs, Planning and Evaluation Committee.	1988
Gerald B. Brenzel	71	Mr. Brenzel has over forty years experience in the securities industry. Mr. Brenzel was founder and CEO of Commonwealth Investment Group, Inc., an investment money managers and regional brokerage firm in Louisville, Kentucky. From 1964 to 1988, Mr. Brenzel was Regional Vice President and Branch Manager of Stifel, Nicolaus & Company, and a member of the Board of that firm, was also an allied member of the New York Stock Exchange (1964 thru 1988). A former Governor of the National Association of	1996

Securities Dealers, Mr. Brenzel attended the University of Louisville for three years and also served three years in the U. S. Air Force during the Korean War.

Robert A. Guimbarda	52	Mr. Guimbarda is President of Enhanced Value Strategies, Inc. (EVS) a St. Louis, Missouri based full-service real estate consulting firm he founded in 1998. In this capacity, he has been providing consulting services to a variety of clients, concentrating principally on capital solutions (debt and equity) and strategic policies for real estate organizations. Through EVS he has worked with service providers, private and institutional investors as well as developers of single family and multi family residential communities. Mr. Guimbarda has been involved in key management positions in the real estate industry for more than eighteen years. He was associated with Paragon Group, Inc. as a financial and administrative officer in its Midwest Region Headquarters as well as having operational responsibilities in both multi-family and commercial property disciplines. Mr. Guimbarda holds a Bachelor of Science degree in Accounting from California State University – Hayward, California. He worked with Coopers & Lybrand for approximately five years concentrating on the construction and financial service industries. He is a CPA (Missouri) and has had extensive audit experience with both large and small clients. Mr. Guimbarda has been active with a variety of industry groups including; National Apartment Association; St. Louis Home Builders Association; BDMA; IREM and the Missouri Society of CPA's. **Stockholders will vote on the election of Mr. Guimbarda as a Director only if Stockholders approve the resolution to amend the By-Laws. If Stockholders do not approve the resolution to approve the By-Laws, Mr. Guimbarda's name will be removed from the slate of Directors to be voted upon by Stockholders.**	2003

The By-Laws provide that the two Affiliated Directors shall be nominated by the Affiliated Directors. The names of the nominees for Affiliated Director and certain information regarding them, including their principal occupation for the past five years, is as follows:

Name	Age	Principal Occupation(s) During Past 5 Years	Year First Elected A Director
J. D. Nichols	61	Since 1972, Mr. Nichols has been Chairman of the Board and Chief Executive Officer of NTS Corporation, as well as its various affiliates and predecessor companies. NTS Corporation is a real estate development and construction company.	1988
Brian F. Lavin	49	Mr. Lavin has been President of NTS Corporation, NTS Capital Corporation and NTS Development Company since February 1999. From July 1997 through February 1999, Mr. Lavin served as Executive Vice President of NTS Development Company and NTS Capital Corporation. From November 1994 through June 1997, Mr. Lavin served as President of the Residential Division of Paragon Group, Inc., and as a Vice President of Paragon's Midwest Division prior to November 1994. In this capacity, he directed the development, marketing, leasing and management operations for the firm's real estate portfolios. He has served as a Director of Louisville Apartment Association. He is a licensed Kentucky Real Estate Broker and Certified Property Manager.	1999

The Board of Directors meets at least quarterly to address the business of the Fund either in person or by telephone conference. The Board of Directors met four times, either in person or by telephone, in 2002 and all members of the Board of Directors attended at least 75% of such meetings. The Board established an Audit Committee in 1992. The Audit Committee is composed of three Independent Directors. The principal functions of the Audit Committee are to review the scope and results of the Fund's audit and review the Fund's accounting policies, procedures, and system of internal controls.

We, the members of the Audit Committee of NTS Mortgage Income Fund, represent the following:

1) The Audit Committee has reviewed and discussed the Company's audited financial statements with management of the Company;

2) The Audit Committee has discussed with its independent auditors, the matters required to be discussed by Statement of Accounting Standards 61, as may be modified or supplemented;

3) The Audit Committee has received the written disclosures and the letter from its independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and has discussed with its independent auditors its independence and;

4) Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Robert M. Day   Gerald B. Thomas   Gerald B. Brenzel

The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available to Stockholders upon request. All of the members of the Audit Committee are independent, as independence is defined in Section 4200 of the rules of the Nasdaq Stock Market.

RECOMMENDATION OF THE BOARD: The foregoing nominees for Director will be presented for election by the Stockholders at the Annual Meeting of Stockholders and the Board of Directors recommends that they be elected.

Assuming a quorum is present, the affirmative vote of a majority of the votes cast by Stockholders eligible to vote at the meeting and present in person or by proxy is required to elect each of the nominees listed above.

Ratification of Auditor

The Audit Committee of the Board of Directors of NTS Mortgage Income Fund annually considers and recommends to the Board the selection of the Fund's independent public accountants. As recommended by the Fund's Audit Committee, the Fund's Board of Directors on May 23, 2002 decided to no longer engage Arthur Andersen LLP ("Andersen") as the Fund's independent public accountants and engaged Ernst & Young LLP to serve as the Fund's independent public accountants for 2002. The appointment of Ernst & Young for 2003 is subject to ratification by the Fund's stockholders at the Annual Meeting.

Andersen's reports on the Fund's consolidated financial statements for the years 2000 and 2001 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Andersen's report on the Fund's consolidated financial statements for 2001 was issued on April 1, 2002 containing an unqualified opinion in conjunction with the publication of the Fund's Annual Report to Shareholders and the filing of the Fund's Annual Report on Form 10-K.

During the Fund's two most recent fiscal years and through May 23, 2002, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused it to make reference to the subject matter in connection with its report on the Fund's consolidated financial statements for such years, and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

During the Fund's two most recent fiscal years and through May 23, 2002, the Fund did not consult Ernst & Young with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K. A representative of Ernst & Young is expected to be present at the Annual Meeting. Such representative will have the opportunity to make a statement if he desires to do so and will be available to respond to appropriate Stockholder questions.

RECOMMENDATION OF THE BOARD: The Board of Directors recommends ratification of the designation of Ernst & Young LLP, an independent public accounting firm, as auditor for the year 2003.

Audit Fees

The Fund estimates that the aggregate fees billed by its independent auditors for professional services rendered in connection with (i) the audit of the Fund's annual financial statements set forth in the Fund's Annual Report on Form 10-K for the year ended December 31, 2002, and (ii) the review of the Fund's quarterly financial statements set forth in the Fund's Quarterly Reports on Form 10-Q for the three quarters ending on March 31, 2002, June 30, 2002 and September 30, 2002, respectively, totaled approximately $82,000.

All Other Fees

The Fund estimates that the aggregate fees for all other services rendered by its independent auditors for the Fund's most recent fiscal year were approximately $13,000. These fees consist mainly of federal, state and local tax planning, tax return preparation and related tax assistance.

The Audit Committee has determined that the provision by Ernst & Young LLP of services other than for audit services is compatible with maintaining Ernst & Young LLP's independence.

Financial Information, Systems Design and Implementation Fees

The Fund paid no fees in this category for the most recent fiscal year.

Executive Officers

The following table sets forth information with respect to the executive officers of the Fund who are not directors. Each officer is elected annually by the Board of Directors and serves until his successor is elected and qualified or until his death, resignation or removal by the Board of Directors.

Name	Age	Principal Occupation(s) During Past 5 Years	Year First Elected an Officer
Neil A. Mitchell	44	Mr. Mitchell is Vice President of NTS Corporation, with responsibility for Finance, Asset Management and Investor Services. Before joining NTS in August 1987, Mr. Mitchell was a real estate loan officer of PNC Bank in Louisville, Kentucky.	Secretary and Treasurer, 1998

Compensation of Directors and Executive Officers

Beginning in the first quarter of 2002, the Fund increased each Independent Director's Fee from $12,000 per year to $16,000 per year. Independent Directors received a total of $48,000 in fees during the year ended December 31, 2002. Neither the Affiliated Directors nor the Executive Officers of the Fund received any compensation from the Fund in 2002, nor will they in 2003. However, the Affiliated Directors will be reimbursed by the Fund for their travel expenses incurred in connection with attending meetings of the Board of Directors. The Affiliated Directors and Executive Officers are employees, officers, directors and/or beneficial owners of the Advisor and/or its affiliates and are compensated by such entities, in part, for their services to the Fund.

Shareholdings by Directors and Executive Officers

As of May 1, 2003, the Directors and Executive Officers of the Fund, individually and as a group, owned the number of Shares set forth below:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
J.D. Nichols	252,300.6459 (1)	7.92%
All Directors and Executive Officers as a Group	252,300.6459	7.92%

(1)   These Shares are owned of record by NTS Corporation and affiliates of Mr. Nichols, including Barbara Nichols, the wife of J.D. Nichols, ORIG, LLC ("ORIG"), and Ocean Ridge Investments, Ltd. ("Ocean Ridge"). NTS Corporation is wholly owned directly and through certain entities by Messrs. Nichols and Lavin, with respect to which Mr. Nichols holds voting and investment authority. Mr. Nichols is the manager of ORIG and the Director of the general partner of Ocean Ridge and holds voting and investment authority over shares of the Fund owned by these entities.

Management Agreement

In 1997, the Fund entered into property management agreements relating to the two development projects it fully owns, Fawn Lake, Virginia, and Lake Forest II, Kentucky, and the Lake Forest, Orlando project, which is 50% owned by the Fund. Under this agreement, NTS Residential Management Company (Residential Management), an affiliate of NTS Corporation, manages the development, marketing and day-to-day operations of the properties. Residential Management is to be reimbursed for the actual cost of such operations and will receive an Overhead Recovery Fee of 3.75% of the net cash flow of the properties. During the year ended December 31, 2002, the Fund incurred approximately $2,312,000 in expense reimbursements and $843,000 in Overhead Recovery Fees.

Incentives

The Management Agreement also provides the opportunity for Residential Management to receive an incentive payment. If and when the cash flow becomes sufficient to bring distributions to Stockholders, including those previously made, equal to the amount of the original investment, Residential Management will receive an incentive fee of 10% of the Net Cash Flow of the projects.

The original Stockholder investment in the NTS Mortgage Income Fund was approximately $63,690,000. As of December 31, 2002, distributions of approximately $23,141,000 have been made.

Advances from Affiliates

The Fund has received advances from an affiliate of the Fund's Sponsor, net of repayments, totaling approximately $0 and $213,000 as of December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, the advances bear interest at the Prime Rate.

As of December 31, 2002, accounts payable – affiliates of approximately $8,034,000 is owed to NTS Development Company and Residential Management for salary and overhead reimbursements. NTS Development Company and Residential Management have agreed to defer amounts owed to them by the Fund as of March 31, 2002, and those amounts will accrue during fiscal 2003 through the period ending March 31, 2004, other than as permitted by the Fund's cash flows. Management believes that NTS Development Company and Residential Management have the financial ability to defer amounts owed them by the Fund. There can be no assurances that this level of support will continue past March 31, 2004.

Stockholder Proposals

Stockholder proposals for the 2004 Annual Meeting of the Stockholders will not be included in the Fund's Proxy Statement for that meeting unless received by the Fund at its executive office in Louisville, Kentucky, on or before January 9, 2004. These proposals must also meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals.

OTHER MATTERS

As of the date of this Proxy Statement, the above is the only business known to management to be acted upon at the Meeting. However, if other matters not known to management should properly come before the Meeting, the persons appointed by the signed proxy intend to vote in accordance with their best judgment.

By the order of the Board of Directors,

/s/ Neil A. Mitchell

NEIL A. MITCHELL
Secretary and Treasurer

Englewood, Colorado
May 15, 2003

A copy of the NTS Mortgage Income Fund 2002 Annual Report to the Securities and Exchange Commission on Form 10-K ("Report") will be supplied without charge. Requests for the Report should be directed to:

     NTS Mortgage Income Fund
     c/o NTS Corporation
     10172 Linn Station Road
     Louisville, Kentucky 40223

YOUR VOTE IS IMPORTANT. THE PROMPT RETURN OF PROXIES WILL SAVE THE FUND THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. PLEASE COMPLETE BOTH SIDES, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.

The Fund's audited financial statements for the period ended December 31, 2002, as well as information regarding the transactions between the Fund and NTS Corporation and its affiliates, included in the Fund's 2002 Annual Report, a copy of which has been delivered concurrently with Proxy Statement, are hereby incorporated herein by reference.